UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2017

Golar LNG Limited
(Translation of registrant’s name into English)
2nd Floor,
S.E. Pearman Building,
9 Par-la-Ville Road,
Hamilton, HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

INTERIM RESULTS FOR THE PERIOD ENDED JUNE 30, 2017

Highlights

•	Operating Loss and EBITDA* in the quarter reported a loss of $24.0 million and $6.6 million, respectively, compared to a 1Q loss of $41.4 million and $16.2 million.

•
OneLNG’s Fortuna joint venture executes Umbrella Agreement with the Republic of Equatorial Guinea to establish the fiscal and legal framework for the Fortuna FLNG project. Project final investment decision (“FID”) now expected 2H 2017.

•	Put Option in respect of FSRU Golar Tundra exercised by Golar LNG Partners L.P (“Golar Partners” or “the Partnership”).

•	Golar LNG Limited (“Golar” or “the Company”) and Golar Partners enter into a purchase option agreement for Golar Partners to acquire up to a 25% interest in FLNG Hilli Episeyo.

•	OneLNG enters into a Memorandum of Understanding with the Republic of Equatorial Guinea to find a monetization solution for stranded gas focusing on Blocks O and I offshore Malabo.

•	Golar and Delfin Midstream sign agreement to jointly develop the Delfin LNG Project in the US Gulf of Mexico.

Subsequent Events

•	Entered into a Purchase and Sale Agreement for the sale of an interest in the Hilli Episeyo.

•	LNG bunkers ordered for mid-September delivery to Hilli Episeyo ahead of departure for Cameroon in late September/early October.

•	Fortuna joint venture awards LNG offtake to Gunvor Group Ltd.

Financial Review

Business Performance

	2017	2017
(in thousands of $)	Apr-Jun	Jan-Mar
Total operating revenues (including revenue from collaborative arrangement)	28,408	25,110
Vessel operating expenses	(12,099)	(12,944)
Voyage, charterhire & commission expenses	(3,372)	(12,593)
Voyage, charterhire & commission expenses - collaborative arrangement	(8,436)	(4,336)
Administrative expenses	(11,105)	(11,441)
EBITDA*	(6,604)	(16,204)
Depreciation and amortization	(17,366)	(25,186)
Operating loss	(23,970)	(41,390)

* EBITDA is defined as operating loss before interest, tax, depreciation and amortization. EBITDA is a non-GAAP financial measure. A non-GAAP financial measure is generally defined by the Securities and Exchange Commission as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We have presented EBITDA as we believe it provides useful information to investors because it is a basis upon which we measure our operations and efficiency. EBITDA is not a measure of our financial performance under U.S. GAAP and should not be construed as an alternative to net income (loss) or other financial measures presented in accordance with U.S. GAAP.

Golar reports today a 2Q 2017 operating loss of $24.0 million as compared to a 1Q loss of $41.4 million. As expected, the shipping market remained relatively flat for most of 2Q. A pick-up in utilization toward the end of the quarter did, however, contribute to a small rise in time charter revenues which increased from $20.1 million in 1Q to $24.0 million in 2Q. Voyage expenses declined from $16.9 million in 1Q to $11.8 million in 2Q, 1Q having been inflated by a non-cash accounting provision triggered by the February execution of a new charter for the chartered-in Golar Grand. Golar’s obligation to charter-in the Golar Grand will expire in October 2017. Thereafter, Golar Partners will receive hire payments from the vessel's new charterer.

Vessel operating expenses decreased $0.8 million to $12.1 million in 2Q. Administration costs at $11.1 million were in line with 1Q. Depreciation and amortization at $17.4 million for 2Q was $7.8 million lower than 1Q, 1Q having been inflated by a 15 month catch-up charge in respect of the FSRU Golar Tundra which was not depreciated whilst accounted for as an asset held-for-sale.

Net Income Summary

	2017	2017
(in thousands of $)	Apr-Jun	Jan-Mar
Operating loss	(23,970)	(41,390)
Interest income	1,888	1,024
Interest expense	(20,453)	(19,257)
Other financial items, net	(22,384)	14,456
Other non-operating income	144	62
Taxes	(458)	(189)
Equity in net earnings (losses) of affiliates	704	(13,897)
Net income attributable to non-controlling interests	(9,279)	(6,652)
Net loss attributable to Golar LNG Ltd	(73,808)	(65,843)

In 2Q the Company generated a net loss of $73.8 million. Notable contributors to this are summarized as follows:

•
The $1.2 million increase in interest expense is primarily due to the cost of servicing additional debt assumed in conjunction with a February 2017 issued $402.5 million convertible bond that refinanced the balance of a $250 million March 2017 maturing convertible bond together with a $150 million margin loan drawn down in early March 2017.

•
Other financial items reported a 2Q expense of $22.4 million, most of which was derived from a mark-to-market loss on the three million Total Return Swap ("TRS") shares following a $5.68 quarter-on-quarter decrease in the Company’s share price. Swap rates also decreased resulting in non-cash mark-to-market interest rate swap losses.

•	The $0.7 million 2Q equity in net earnings of affiliates is primarily comprised of the following:

–	a $3.3 million loss in respect of Golar’s 50% share in Golar Power;

–	a $1.9 million loss in respect of Golar’s 51% share in OneLNG;

–	income of $5.8 million in respect of Golar's stake in Golar Partners.

Although Golar Partners reported a higher than normal net income, primarily due to recognition of the Golar Spirit termination fee, equity in net earnings of the Partnership reported by Golar is reduced by the amortization of a 2012 fair value gain on deconsolidation. Quarterly amortization of this non-cash gain will vary in response to events including, amongst others, charter terminations, curtailments and dilution of Golar's stake in the Partnership after follow-on equity offerings. At $12.9 million, the quarterly cash distribution received from the Partnership is, however, in line with prior quarters.

Commercial Review

LNG Shipping
As previously guided, the 2Q shipping market showed no material improvement. The quarter commenced with intense competition for fixtures in both basins which continued to be reflected in poor rates and minimal compensation for positioning and ballast legs. A tightening market was, however, highlighted toward the end of the quarter as reduced redeliveries in both the Atlantic and Middle East culminated in an isolated six figure voyage rate being secured.

Looking ahead, the 15.6mtpa Gorgon project is now producing at nameplate capacity. Cheniere’s 4.5mtpa Train 3 continues to ramp up whilst T4 has recently commenced the commissioning of a further 4.5mtpa. Start-up of Wheatstone’s 4.5mtpa T1 is imminent with commissioning now underway. A further 4.5mtpa should follow in 7-9 months with T2. Novatek has started commissioning the first of its three 5.5mtpa Yamal liquefaction trains and the 5mtpa Cove Point plant is on track to commence service in 4Q. Ichthys LNG is due to initiate production from the first of its two 4.5mtpa liquefaction trains in 1Q 2018 and Shell's 3.5mtpa Prelude FLNG facility recently arrived offshore Australia. In addition to the above, US exports are expected to ramp up sharply over the course of 2018 and 2019 with further capacity growth of close to 45mtpa.

Subsequent to 2Q, and as anticipated, chartering activity has improved as some of the above-mentioned projects commence and ramp up production. Owner expectations are firming in response and this is contributing to a gradual recovery in shipping rates, the re-emergence of round trip economics and a widening bid-ask spread for 2018 fixtures. Whilst approximately 55 vessels are expected to deliver in 2017, the tonnage required to meet incremental production is greater. The disconnect between vessel deliveries and increasing LNG production is expected to positively widen in 2018.

To date, the Cool Pool has succeeded in securing many more voyages compared to the same period in 2016. As a more balanced market approaches and the number of prompt available vessels declines its market share will increase, further strengthening rate expectations.

Golar Partners
Dry-dock of the LNG carrier Golar Grand was completed on April 14, 2017. On May 5, 2017, the vessel commenced a firm two-year charter with a high quality oil and gas major. Golar will continue to sub-charter the Golar Grand from the Partnership until October 31, 2017, when its obligation expires. Between May 5, 2017 and October 31, 2017, daily hire from the new charter accrues to Golar.

Golar Spirit was redelivered by Petrobras on June 23, 2017. Having fully discharged her charter obligations, a termination payment received from Petrobras was recognised in the Partnership's 2Q results. In anticipation of potential future re-deployment in the Northern Hemisphere, the vessel departed Brazil for Greece where it has now entered temporary layup.

On July 12, 2017, the Partnership agreed with the Dubai Supply Authority (“DUSUP”) to amend the FSRU Golar Freeze charter. In return for agreeing to shorten the charter by one year, DUSUP have forgone their termination for convenience rights as well as extension option rights at a significantly lower daily rate. In the event that the FSRU is re-deployed on new business ahead of April 2019, the Partnership has also secured the right to terminate its obligations under the charter whilst continuing to receive the capital element of the charter. This presents the possibility of simultaneous remuneration from two charterers for a short period.

The Partnership has been pleasantly surprised at the levels of niche and emerging market interest in mid-sized 1-2mtpa FSRUs where the cost of unutilized capacity on larger FSRUs can undermine the economics of a switch to gas. Golar Partners, as a dominant player in this mid-sized market, is confident that at least one of its two available FSRUs will be re-contracted in the coming months.

On August 16, 2017, Golar entered into a Purchase and Sale Agreement for the sale of equity interests in Golar Hilli LLC to Golar Partners and affiliates of Keppel and Black and Veatch. The sold interests represent the equivalent of 50% of the two liquefaction trains, out of four, that have been contracted to Perenco. The agreed sale price was $658 million less net lease obligations under the vessel financing facility that are expected to be between $468 and $480 million, which represents 50% of the Hilli Episeyo facility. Concurrent with execution of the Purchase and Sale Agreement, the Partnership paid a $70 million deposit to Golar, on which the Partnership will receive interest at a rate of 5% per annum.

The closing of the sale is expected to take place on or before April 30, 2018. Prior to closing, Golar, Keppel and Black and Veatch will contribute their equity interests in Golar Hilli Corporation, the entity that owns the Hilli Episeyo, to a newly formed Golar Hilli LLC in return for equity interests in Golar Hilli LLC. Membership interests in Golar Hilli LLC will be represented by three classes of units: Common Units; Series A Special Units; and Series B Special Units. Common Units will be entitled to cash flows from the first 50% of contracted capacity after deduction of operating costs but will not be exposed to the oil-linked pricing elements of the tolling fee or any earnings associated with trains 3 and 4 expansion capacity. Oil and capacity expansion linked earnings will accrue to Series A and B Special Unit holders, respectively. In connection with this transaction, the Partnership will only acquire 50% of the Common Units. Golar and its minority partners will retain the remaining Common Units and all of the Series A and B Special Units.

Upon closing of the sale of 50% of the Common Units to the Partnership, the Partnership will make a net payment of between approximately $178 and $190 million. The Partnership will apply the $107 million deferred purchase price receivable from Golar in connection with the Tundra Put Sale and the $70 million deposit referred to above against the net purchase price and will pay the balance with cash on hand. Based on US GAAP accounting principals, Golar expects to continue consolidating Golar Hilli LLC. As a result, the interest that the Partnership intends to acquire has not been classified as an asset held-for-sale in Golar's balance sheet.

Downstream - Golar Power
The Sergipe project that will deliver LNG fueled power to 26 committed power off-takers from 2020 is continuing to plan and financial close remains on track for 4Q 2017. Important permits have been received in the last quarter, including an environmental license to proceed with civil construction through to completion. There are currently around 600 construction workers on site and work remains on schedule. Discussions with Samsung regarding the requisite modifications to the FSRU have been concluded and the modified vessel will now deliver in September 2018. Thereafter, the vessel will proceed to Brazil ahead of hook-up to a soft yoke mooring in mid-1Q 2019 when GE have indicated they expect to be ready to initiate hot commissioning of the power plant.

The strengthening Brazilian currency against the US dollar, together with a more attractive financing solution than originally anticipated, are further enhancing what was already a most attractive expected project return.

A growing pipeline of LNG-to-power projects is developing across Latin America, the Caribbean, West Africa, the Indian Subcontinent and South East Asia. Most of the potential projects in these regions are also in countries not already importing LNG thus potentially adding to overall market demand. Involvement levels range from equity interests in new power plants together with an FSRU and associated infrastructure through to the simple provision of an FSRU where the power plant and associated infrastructure is being developed by third parties.

The Golar Celsius ship-to-FSRU conversion is on track and will be able to commence work during 2H 2018.

FLNG
The Hilli Episeyo conversion is nearing completion and no major issues have been identified. All equipment has been installed and pre-commissioning work is well underway. Golar is focused on doing as much testing as possible in the yard and at anchorage in order to minimize the risk of issues being encountered in Cameroon. The extra days spent in Singapore are expected to reduce the time required for commissioning on site. FLNG Hilli Episeyo is scheduled to leave Singapore for Cameroon at the end of September or beginning of October. LNG bunkering has been booked for mid-September. All going well, the voyage between Singapore and Cameroon is expected to take 32 to 40 days allowing the Company to tender its Notice of Readiness during the first half of November, at which point commissioning hire becomes receivable. The mooring system has been installed in Cameroon ahead of schedule, within budget and is ready for hook up. The Company has until mid-April 2018 to complete the commissioning process ahead of charterer acceptance and full hire becoming receivable. The Black and Veatch commissioning team will include engineers who have previously commissioned identical barge mounted liquefaction equipment. Two spare liquefaction trains will provide further redundancy during the commissioning process both in terms of backup capacity should issues be experienced with another train, and as additional capacity that can support a more rapid ramp-up to the required production equivalent of 1.2mtpa.

Perenco are on track with their scope of works. The Hilli conversion remains materially under budget and Keppel have experienced no lost time incidents during the 18+ million man hours worked on the project.

Delfin FLNG
On June 21, 2017, Golar and Delfin Midstream signed a Joint Development Agreement to develop the Delfin LNG Project offshore Cameron Parish, Louisiana. Delfin LNG is a brownfield deep-water port that requires minimal additional infrastructure investment to support up to four FLNG vessels collectively producing up to 13mtpa of LNG. Individual FLNG vessels are expected to have capacity in excess of 3mtpa and will be based on the Mark II concept currently being developed by Golar. In addition to greater liquefaction and storage capacity, the Mark II solution is being designed to operate in the less benign met-ocean conditions characteristic of the US Gulf Coast. Subject to completion of a FEED study, the expectation is that the cost per ton of LNG produced by the Mark II solution will be lower than its Mark I predecessor and the lowest cost in North America.

Upstream - OneLNG
On May 2, 2017, Ophir Energy, OneLNG, GEPetrol and The Republic of Equatorial Guinea (Fortuna “project participants”) signed a detailed Umbrella Agreement that defines the full legal and fiscal framework for the 2.6Tcf Fortuna gas reserves, offshore Equatorial Guinea. Subsequent to the quarter end, the Fortuna project participants also agreed the LNG sales structure and selected Gunvor Group Ltd. (“Gunvor”) as off-taker. Principal commercial terms have been agreed with Gunvor for a sale and purchase agreement covering 2.2mtpa of LNG over a 10-year term. The LNG will be sold on a Brent-linked FOB basis. The LNG offtake structure also permits the Fortuna project participants to market up to 1.1mtpa of the above 2.2mtpa to higher priced gas markets and to share in any resultant profits. Fortuna’s project participants have two years post FID to secure alternative markets for this 1.1mtpa after which any unsold portion will revert to Gunvor.

Financing has taken longer and been more challenging than expected and remains critical for FID which is now expected before year-end.

On May 29, 2017, OneLNG entered into a binding Memorandum of Understanding with the Ministry of Mines and Hydrocarbons of Equatorial Guinea to explore the liquefaction and commercialization of natural gas in Blocks O and I. Agreement terms place obligations on both parties to find an FLNG based technical and commercial solution to monetize gas that is either stranded or being re-injected in liquids production. The parties seek to reach definitive agreements no later than December 2018.

OneLNG is currently working on 3-4 specific projects, each involving one or more FLNG unit.

Financing Review

FLNG Hilli Episeyo financing
The Hilli Episeyo remains well within budget. As at June 30, 2017, $775.3 million has been spent ($855.9 million including capitalised interest) and $375 million has been drawn against the $960 million CSSCL facility. A material portion of the outstanding capital expenditure will be paid upon the vessel's imminent departure from the yard with a further tranche representing the outstanding balance payable around acceptance test. Settlement of this installment will closely coincide with drawdown of the final tranche of the debt facility which is drawable upon the earlier of vessel acceptance or after three months full-hire has been received. At this point, likely to be 1Q 2018, the company expects to release approximately $140 million of equity, net of the Keppel and Black and Veatch minority interests. An estimated $87 million of the outstanding $232 million letter of credit will be released a year after acceptance.

Liquidity
Golar’s unrestricted cash position as at June 30, 2017 was $343.2 million. Subsequent to the quarter end, a further $62.4 million net of minority interests was received in respect of Golar’s sale of the part-interest in Hilli Episeyo. Cash on hand will be used to fund the Company’s initial equity participation in the Fortuna FLNG project, to meet its remaining commitments to Golar Power, and for general corporate purposes.

Included within the $919.9 million current portion of long-term debt net of deferred charges is $513.9 million relating to lessor owned subsidiaries that Golar is required to consolidate in connection with seven sale and leaseback financed vessels. The Company's underlying exposure is therefore $406.0 million. Of this, $375 million relates to the CSSCL Hilli Episeyo project financing facility which will be replaced by the pre-arranged $960 million sale and leaseback facility after vessel acceptance.

Corporate and Other Matters

As at June 30, 2017, there are 101 million shares outstanding including 3.0 million TRS shares that have an average price of $42.63 per share. There are also 3.9 million outstanding stock options in issue. The dividend will remain unchanged at $0.05 per share for the quarter.

Golar’s Annual General Meeting is scheduled for September 27, 2017 in Bermuda. The record date for voting was August 4, 2017.

Outlook

In order to avoid and minimize start-up problems in Cameroon, Golar will perform all possible testing and pre-commissioning work before the vessel leaves Singapore. The Company takes comfort in the fact that no significant issues have been identified. Latest estimations indicate that the vessel will leave Singapore at the end of September/beginning of October. Preparation in Singapore should reduce the time required to commission the vessel in Cameroon, thus substantially mitigating the impact of a delayed arrival on timing of vessel acceptance and commencement of full-hire.

Whilst good progress has been made on offtake and terms for governmental participation in the Fortuna midstream, concluding the financing facility based on the original termsheet provided by the banks is taking longer than anticipated. The consortium of Chinese lenders is working hard to conclude outstanding issues. Attractive economics in a much more adverse commodity price environment, leverage which even at current LNG prices equates to less than 3 times EBITDA* together with solid governmental support and progress to date do, however, leave project participants in no doubt that the Fortuna project will prevail despite near-term delays.

Having agreed terms for the dropdown of an interest in Hilli Episeyo, Golar Partners has secured access to an asset that will add significant revenue backlog and mitigate much of its re-contracting risk, thus helping it to sustain its current distribution. In return, and in addition to the $107 million deferred purchase price already received in connection with the Golar Tundra put option, Golar received $62.4 million of new liquidity in 3Q, net of minority interests. A structure is also now in place that allows Golar to execute future FLNG dropdowns as and when market conditions permit.

The predicted 3Q upturn in the shipping business is now underway and appears to be on a more sustainable footing. July 2017 represented the most active month for spot voyages on record. Although partly driven by seasonal factors, the recovery is being supported by a step-up in new liquefaction, an increase in the number of 1, 3 and 5+ year tenders and a widening bid-ask spread for 2018 charters.

The demand case for LNG continues to defy earlier expectations. Chinese 1H imports are up 38% on 2016. South Korea, the world’s second largest LNG market, is positioning itself to take additional LNG as it moves away from coal and nuclear. India and frontier markets such as Pakistan are also proposing aggressive increases in LNG imports. With identified access to the US export market in addition to its West African presence, Golar is now firmly positioned to meet this rising demand for liquefaction with the lowest cost solution in both markets.

While the short term outlook for the Company has been negatively influenced by the indicated 6-week delay to Hilli Episeyo's start-up and financing delays in respect of the Fortuna FLNG project, Golar's long-term outlook has improved considerably. Solid execution of the first FLNG project together with OneLNG's progress on Fortuna and other FLNG projects, Golar Power's progress on the Sergipe project and a tightening shipping market collectively provide a sound basis upon which to realize the vision of a fully integrated LNG based energy company backed up by valuable long-term contracts. Several of these projects are also expected to represent attractive acquisition targets/growth opportunities for the Company's financing vehicle, Golar Partners.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:

•	changes in LNG carriers, FSRU and floating LNG vessel market trends, including charter rates, ship values and technological advancements;

•	changes in the supply and demand for LNG;

•	changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs; and floating LNG vessels;

•
changes in Golar’s ability to retrofit vessels as FSRUs and floating LNG vessels, Golar’s ability to obtain financing for such retrofitting on acceptable terms or at all and the timing of the delivery and acceptance of such retrofitted vessels;

•	increases in costs;

•	changes in the availability of vessels to purchase, the time it takes to construct new vessels, or the vessels’ useful lives;

•	changes in the ability of Golar to obtain additional financing;

•	changes in Golar’s relationships with major chartering parties;

•	changes in Golar’s ability to sell vessels to Golar LNG Partners LP or Golar Power Limited;

•	Golar’s ability to integrate and realize the benefits of acquisitions;

•	changes in rules and regulations applicable to LNG carriers, FSRUs and floating LNG vessels;

•
our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provisions of FSRUs particularly through our innovative FLNG strategy and our JVs;

•	changes in domestic and international political conditions, particularly where Golar operates;

•
as well as other factors discussed in Golar’s most recent Form 20-F filed with the Securities and Exchange Commission. Unpredictable or unknown factors also could have material adverse effects on forward-looking statements.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

August 30, 2017
The Board of Directors

Golar LNG Limited
Hamilton, Bermuda
Questions should be directed to:
Golar Management Limited - +44 207 063 7900
Oscar Spieler - Chief Executive Officer
Brian Tienzo - Chief Financial Officer
Stuart Buchanan - Head of Investor Relations

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2017	2017	2017	2016
(in thousands of $)	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun

Time charter revenues	19,559	12,725	32,284	24,222
Time charter revenues - collaborative arrangement	4,403	7,336	11,739	5,936
Vessel and other management fees	4,446	5,049	9,495	4,769
Total operating revenues	28,408	25,110	53,518	34,927

Vessel operating expenses	12,099	12,944	25,043	29,637
Voyage, charter-hire and commission expenses (1)	3,372	12,593	15,965	20,474
Voyage, charter-hire and commission expenses - collaborative arrangement	8,436	4,336	12,772	2,804
Administrative expenses	11,105	11,441	22,546	21,265
Depreciation and amortization (2)	17,366	25,186	42,552	39,149
Impairment of long-term assets	—	—	—	1,706
Total operating expenses	52,378	66,500	118,878	115,035

Other operating gains - LNG Trade	—	—	—	16
Operating loss	(23,970)	(41,390)	(65,360)	(80,092)

Other non-operating income
Other	144	62	206	—
Total other non-operating income	144	62	206	—

Financial income (expense)
Interest income	1,888	1,024	2,912	1,091
Interest expense	(20,453)	(19,257)	(39,710)	(34,823)
Other financial items, net	(22,384)	14,456	(7,928)	(40,881)
Net financial expense	(40,949)	(3,777)	(44,726)	(74,613)

Loss before taxes and equity in net earnings (losses) of affiliates	(64,775)	(45,105)	(109,880)	(154,705)
Taxes	(458)	(189)	(647)	1,285
Equity in net earnings (losses) of affiliates (3)	704	(13,897)	(13,193)	(5,563)

Net loss	(64,529)	(59,191)	(123,720)	(158,983)
Net income attributable to non-controlling interests	(9,279)	(6,652)	(15,931)	(12,229)

Net loss attributable to Golar LNG Ltd	(73,808)	(65,843)	(139,651)	(171,212)

(1) This includes related party net charter-hire expenses of $0.8 million and $9.6 million for the quarters ended June 30, 2017 and March 31, 2017, respectively.
(2) This includes a 15 month catch-up charge of $9.7 million in the three months ended March 31, 2017 in respect of the Golar Tundra which was not depreciated whilst accounted for as an asset held-for-sale. Since March 31, 2017, the Golar Tundra related assets and liabilities ceased to qualify for held-for-sale presentation. Accordingly, the vessel has been classified as held and used and is thus subject to depreciation.
(3) For the three months ended March 31, 2017, this includes a loss on deemed disposal of $17.0 million, being the dilutive impact on our ownership interest due to further issuances of common units by Golar Partners in February 2017.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2017	2017	2017	2016
(in thousands of $)	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun

Net loss	(64,529)	(59,191)	(123,720)	(158,983)

Other comprehensive (loss) income:
Net (loss) gain on qualifying cash flow hedging instruments	(29)	1,661	1,632	1,092
Other comprehensive (loss) income	(29)	1,661	1,632	1,092
Comprehensive loss	(64,558)	(57,530)	(122,088)	(157,891)

Comprehensive (loss) income attributable to:

Stockholders of Golar LNG Limited	(73,837)	(64,182)	(138,019)	(170,120)
Non-controlling interests	9,279	6,652	15,931	12,229
	(64,558)	(57,530)	(122,088)	(157,891)

Golar LNG Limited

CONDENSED CONSOLIDATED BALANCE SHEETS

	2017	2016
(in thousands of $)	Jun-30	Dec-31
	Unaudited	Unaudited (4)

ASSETS
Current
Cash and cash equivalents	343,226	224,190
Restricted cash and short-term receivables (1)	205,227	183,693
Other current assets	19,781	18,334
Total current assets	568,234	426,217
Non-current
Restricted cash	233,144	232,335
Investment in affiliates	668,707	648,780
Cost method investments	7,347	7,347
Asset under development	855,949	731,993
Vessels and equipment, net	2,110,537	2,153,831
Other non-current assets	54,340	56,408
Total assets	4,498,258	4,256,911

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt and short-term debt (1)(2)	919,918	451,454
Amounts due to related parties (3)	4,428	135,668
Other current liabilities	189,397	182,005
Total current liabilities	1,113,743	769,127
Non-current
Long-term debt (1)	1,403,112	1,525,744
Amounts due to related parties (3)	107,247	—
Other long-term liabilities	51,510	52,214
Total liabilities	2,675,612	2,347,085

Equity
Stockholders' equity	1,760,151	1,863,262
Non-controlling interests	62,495	46,564

Total liabilities and stockholders' equity	4,498,258	4,256,911

(1) Included within restricted cash and short-term receivables and debt balances are amounts relating to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under US GAAP into our financial statements as variable interest entities. Refer to Appendix A.
(2) Included within current portion of long-term debt is $375 million relating to the Hilli Episeyo pre-delivery facility which is expected to mature in Q1 2018, when we will draw on the post-delivery financing (sale and leaseback arrangement).
(3) Included within “Amounts due to related parties” is an amount of $107.2 million that relates to the Tundra dropdown that was previously classified as a current liability as of December 31, 2016. In May 2017, Golar Partners exercised its put option in respect of the Golar Tundra and concurrently entered into a purchase option agreement to acquire a 25% interest in the FLNG Hilli Episeyo. Golar Partners will apply the $107.2 million deferred receivable from Golar in connection with the Tundra Put Sale against the Hilli Episeyo transaction. This transaction is expected to close on or before April 2018. Upon closing, we do not expect to recognize a gain on disposal, but will continue to consolidate the Hilli Episeyo. Accordingly, as of June 30, 2017, this amount has been reclassified to non-current liabilities.
(4) Previously, the assets and liabilities associated with the agreement to sell our interests in the companies that own and operate the FSRU the Golar Tundra to Golar Partners were classified as held-for-sale. As of March 31, 2017, these assets and liabilities ceased to qualify for classification as held-for-sale. Accordingly, as of June 30, 2017 (and for all retrospective periods presented), these assets and liabilities are presented as held and used in the consolidated balance sheets.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2017	2017	2017	2016
(in thousands of $)	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun

OPERATING ACTIVITIES
Net loss	(64,529)	(59,191)	(123,720)	(158,983)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	17,366	25,186	42,552	39,149
Amortization of deferred tax benefits on intra-group transfers	—	—	—	(1,715)
Amortization of deferred charges and guarantees	(1,502)	835	(667)	12,439
Equity in net (earnings) losses of affiliates	(704)	13,897	13,193	5,563
Dividends received	12,858	12,797	25,655	26,689
Stock-based compensation	1,499	2,376	3,875	2,784
Change in market value of derivatives	20,907	(16,275)	4,632	26,029
Impairment of loan receivable	—	—	—	7,627
Other current and long-term assets	312	(623)	(311)	14,727
Other current and long-term liabilities	(3,231)	6,143	2,912	(35,823)
Net foreign exchange loss	768	353	1,121	821
Impairment of long-term assets	—	—	—	1,706
Restricted cash and short-term receivables	(219)	(186)	(405)	(217)
Net cash used in operating activities	(16,475)	(14,688)	(31,163)	(59,204)

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS (CONTINUED)

	2017	2017	2017	2016
(in thousands of $)	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun

INVESTING ACTIVITIES
Additions to vessels and equipment	(548)	(545)	(1,093)	(13,259)
Additions to newbuildings	—	—	—	(19,220)
Additions to asset under development	(80,274)	(53,422)	(133,696)	(74,282)
Additions to investments	(23,000)	(34,147)	(57,147)	—
Proceeds from disposal of business to Golar Partners, net of cash disposed	—	—	—	107,247
Loans granted (including related parties)	—	—	—	(1,000)
Restricted cash and short-term receivables	(16,903)	10,359	(6,544)	(5,430)
Net cash used in investing activities	(120,725)	(77,755)	(198,480)	(5,944)

FINANCING ACTIVITIES
Proceeds from debt (including related parties) (1)	75,000	703,432	778,432	305,817
Payment for capped call in connection with bond issuance	—	(31,194)	(31,194)	—
Repayments of debt (including related parties)	(30,823)	(340,445)	(371,268)	(164,357)
Financing costs paid	(21)	(1,543)	(1,564)	(4,429)
Cash dividends paid	(5,199)	(5,135)	(10,334)	(45,061)
Purchase of treasury shares	—	—	—	(8,214)
Restricted cash and short-term receivables	(15,241)	(152)	(15,393)	(59,123)
Net cash provided by financing activities	23,716	324,963	348,679	24,633
Net (decrease) increase in cash and cash equivalents	(113,484)	232,520	119,036	(40,515)
Cash and cash equivalents at beginning of period	456,710	224,190	224,190	105,235
Cash and cash equivalents at end of period	343,226	456,710	343,226	64,720

(1) Net of convertible bond issuance costs taken at source.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2015	93,547	(12,269)	1,317,806	200,000	(12,592)	308,874	1,895,366	20,813	1,916,179

Net loss	—	—	—	—	—	(171,212)	(171,212)	12,229	(158,983)
Dividends	—	—	—	—	—	(9,237)	(9,237)	—	(9,237)
Grant of share options	—	—	3,095	—	—	—	3,095	—	3,095
Other comprehensive income	—	—	—	—	1,092	—	1,092	—	1,092
Treasury shares	—	(8,214)	—	—	—	—	(8,214)	—	(8,214)

Balance at June 30, 2016	93,547	(20,483)	1,320,901	200,000	(11,500)	128,425	1,710,890	33,042	1,743,932

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2016	101,081	(20,483)	1,488,556	200,000	(9,542)	103,650	1,863,262	46,564	1,909,826

Net loss	—	—	—	—	—	(139,651)	(139,651)	15,931	(123,720)
Dividends	—	—	—	—	—	(9,868)	(9,868)	—	(9,868)
Grant of share options	—	—	4,915	—	—	—	4,915	—	4,915
Other comprehensive income	—	—	—	—	1,632	—	1,632	—	1,632
Issuance of convertible bonds (2)	—	—	39,861	—	—	—	39,861	—	39,861

Balance at June 30, 2017	101,081	(20,483)	1,533,332	200,000	(7,910)	(45,869)	1,760,151	62,495	1,822,646

(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving Golar greater flexibility when it comes to declaring dividends.
(2) Issuance of convertible bonds relates to the equity component of the $402.5 million convertible bond, net of the capped call payment and convertible bond issuance costs.

Golar LNG Limited

APPENDIX A

Included within the restricted cash and short-term receivables and debt balances are amounts relating to lessor VIE entities that we are required to consolidate under US GAAP into our financial statements as variable interest entities. The following table represents the impact of consolidating these lessor VIEs into our balance sheet, with respect to these line items:

(in thousands of $)	June 30, 2017	December 31, 2016 (2)

Restricted cash and short-term receivables	97,226	71,474

Current portion of long-term debt and short-term debt, net of deferred charges	513,860	410,159
Long-term debt, net of deferred charges	610,030	624,385

(1) The consolidated results and net assets of the consolidated lessor VIE entities is based on management's best estimates.
(2) Previously, the assets and liabilities associated with the agreement to sell our interests in the companies that own and operate the FSRU the Golar Tundra to Golar Partners were classified as held-for-sale. As of March 31, 2017, these assets and liabilities ceased to qualify for classification as held-for-sale. Accordingly, as of June 30, 2017 (and for all retrospective periods presented), these assets and liabilities are presented as held and used in the consolidated balance sheets.